FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 20th of July, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	July 20th, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

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FOR IMMEDIATE RELEASE

M-Systems Flash Disk Pioneers Ltd. is furnishing this Form 6-K/A for the sole purpose of amending the tables that were included in the Company's Form 6-K dated April 20, 2005.  These amendments consist of (i) deleting the word "Audited" which previously appeared in the columns headed "December 31, 2004" and "Year Ended December 31, 2004," (ii) deleting the words "Three months ended" and "Year ended" from the headings to the Consolidated Balance Sheets, and (iii) adding a footnote to each table indicating that the figures as of December 31, 2004 and for the year then ended, are derived from the audited financial statements of the Company for the year ended December 31, 2004. Other than the amendments noted above, no amendments have been made to the tables.

(Tables to Follow)

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M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended		Year Ended
	March 31,		December 31,
	2005	2004	2004***
	Unaudited

Revenues*	$ 95,918	$ 63,548	$ 347,551

Costs and expenses:
Cost of goods sold	72,367	47,022	264,799
Research and development, net	8,206	4,629	24,834
Selling and marketing**	8,554	7,480	31,077
General and administrative	2,208	1,464	6,771

Total costs and expenses	91,335	60,595	327,481

Operating income	4,583	2,953	20,070
Financial and other income, net	1,516	711	4,080

Net income	$ 6,099	$ 3,664	$ 24,150

Basic net earnings per share	$ 0.17	$ 0.12	$ 0.71

Diluted net earnings per share	$ 0.16	$ 0.11	$ 0.66

Weighted average number of shares used in computing basic net earnings per share	35,748,892	31,354,098	34,195,642

Weighted average number of shares used in computing diluted net earnings per share	38,915,901	34,455,969	36,823,118

(*)

Revenues for the three months ended March 31, 2005 and March 31, 2004, and for the twelve months ended December 31, 2004, include license fees and royalties and income generated from a venture, accounted for under the equity method, in the amounts of $ 6,555, $ 4,947, and $ 36,853 respectively.

(**)	Selling and marketing expenses for the three months ended March 31, 2005, include equity losses generated from U3, in the amount of $ 687.

(***)	The figures set forth in the above table, for the year ended December 31, 2004 are derived from the audited financial statements of the Company for the year ended December 31, 2004.

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____ 5 ____ M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2005	2004	2004*
	Unaudited

ASSETS
Cash, cash equivalents, short-term bank deposits and marketable securities	$ 263,091	$ 201,224	$ 174,713
Trade receivables	45,601	18,593	41,503
Other accounts receivable and prepaid expenses	3,968	3,669	3,962
Inventories	51,239	80,400	56,160
Severance pay funds	3,698	2,614	3,397
Long-term investments	19,802	12,785	20,171
Property and equipment, net	21,513	18,025	20,203
Other assets and deferred charges, net	2,342	555	1,340

Total assets	$ 411,254	$ 337,865	$ 321,449

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	$ 33,747	$ 52,353	$ 25,515
Deferred revenues	3,048	29,192	4,625
Other accounts payable and accrued expenses	23,680	12,268	21,493

Total current liabilities	60,475	93,813	51,633

Long-term liabilities:
Convertible senior notes	71,301	---	---
Accrued severance pay and other long term liabilities	5,122	3,296	4,751

Total long-term liabilities	76,423	3,296	4,751

SHAREHOLDERS` EQUITY
Share capital	10	10	10
Additional paid-in capital	300,288	293,273	297,096
Accumulated deficit	(25,942)	(52,527)	(32,041)

Total shareholders' equity	274,356	240,756	265,065

Total liabilities and shareholders' equity	$ 411,254	$ 337,865	$ 321,449

(*)	The figures, set forth in the above table, as of December 31, 2004, are derived from the audited financial statements of the Company for the year ended December 31,2004.

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